United States securities and exchange commission logo





                 March 22, 2022

       Jimmy Chan
       Chief Executive Officer
       Sugarmade, Inc.
       750 Royal Oaks Dr., Suite 108
       Monrovia, CA 91016

                                                        Re: Sugarmade, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on March 16,
2022
                                                            File No. 333-263600

       Dear Mr. Chan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services